UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-35026

PACIFIC CAPITAL BANCORP

(Exact name of registrant as specified in its charter)

c/o UnionBanCal Corporation 400 California Street San Francisco, CA 94104-1302 Tel: (415) 765-2969

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, UnionBanCal Corporation, as successor by merger to Pacific Capital Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNIONBANCAL CORPORATION
(Registrant)

By:	/s/ John F. Woods		December 18, 2012

	Name:	JOHN F. WOODS
	Title:	Vice Chairman & Chief Financial Officer
(Duly Authorized Officer)